================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          SUNLINK HEALTH SYSTEMS, INC.
                       (FORMERLY KRUG INTERNATIONAL CORP.)
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    86737U102
                                    ---------
                                 (CUSIP Number)

                             JOSEPH M. GIRARD
                             THE WHALE HOUSE
                           POST OFFICE BOX 6648
                       MALIBU, CALIFORNIA 90264-6648
                              (310) 457-8111
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 AUGUST 28, 2003
                 -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out by our reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, See the Notes).

                         (Continued on following pages)

                                  Page 1 of 4
  -----------------------                                    -------------------
  CUSIP No. 86737U102                  13D                         Page 2 of 4
  ------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           JOSEPH M. GIRARD
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
           NOT APPLICABLE
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           PF, AF, WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

           NOT APPLICABLE
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                  7.     SOLE VOTING POWER
NUMBER
OF SHARES                388,700 SHARES
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8.     SHARED VOTING POWER
EACH
REPORTING PERSON         NONE
WITH              --------------------------------------------------------------
                  9.     SOLE DISPOSITIVE POWER

                         388,700 SHARES
                  --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER

                         NONE.
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           388,700 SHARES
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                        [ ]

           NOT APPLICABLE
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.96%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D OF JOSEPH M. GIRARD
            RESPECTING THE SECURITIES OF SUNLINK HEALTH SYSTEMS, INC.


ITEM 1.           SECURITY AND ISSUER.

         This filing relates to the acquisition of shares of the no par value common stock (the "Common Stock") of SunLink Health Systems, Inc., an Ohio corporation (the "Issuer") whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Joseph M. Girard, an individual whose address is The Whale House, Post Office Box 6648, Malibu,
California 90264-6648.


         Mr. Girard has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Girard is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares of the Issuer's Common Stock held by Mr. Girard were purchased with Mr. Girard's personal funds through open market purchases.

ITEM 4.           PURPOSE OF TRANSACTION.

         Mr. Girard's beneficial ownership of the Issuer's Common Stock has increased by greater than one percent due to the purchase of shares in the open market. Mr. Girard has no current plans to engage in, cause or participate with others in, any acquisition or disposition of additional securities of the Issuer, any extraordinary corporate transaction or the sale of a material amount of assets of the Issuer or any of its subsidiaries or any change in the present board of directors or management of the Issuer or any other transaction contemplated by Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. Girard beneficially owns 388,700 shares of the Issuer's common Stock.

         (b) Mr. Girard possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by him.

         (c) Purchases by Mr. Girard within the past sixty (60) days of the date hereof through Broker (Oscar Gruss & Son, Inc.) in the open market:

               Date           Number of Shares             Cost per Share
              1/21/01            45,000                       2.62
              1/27/04            25,000                       2.63
              1/29/04               600                       2.68
               2/9/04             2,100                       2.68

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements,
understandings or relationships (legal or otherwise) between the person named in
Item 2 hereof and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 2004              /s/Joseph M. Girard
                                   ----------------------------
                                      Joseph M. Girard.